Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

April 16, 2014 VIA EDGAR	Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Anu Dubey

Re:                          Ares Capital Corporation Preliminary Proxy Statement Filed March 27, 2014
(File No. 814-00663)

Dear Ms. Dubey:

In a telephone conversation on April 3, 2014, you provided us with verbal comments on the preliminary proxy statement (the “preliminary proxy”) filed by Ares Capital Corporation (the “Fund”) on March 27, 2014.  We have revised the preliminary proxy (as revised, the “proxy statement”) to respond to the comments you provided during the telephone conversation.  We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Securities and Exchange Commission (the “Staff”) verbally provided by you and immediately below each comment is the response with respect thereto and, where applicable, the relevant revised disclosure.  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the proxy statement.

Principal Accountant Fees and Services, page 30

1.            You asked the Fund to revise the description of Audit-Related Fees to provide more detail on the nature of “assurance and related services.”

The Fund has expanded the description of Audit-Related Fees to note that “assurance and related services” include “audit, attestation and agreed-upon procedures engagements that are not required by statute or regulation, such as agreed upon procedures related to financial covenant compliance under revolving debt agreements.”

Examples of Dilutive Effect of the Issuance of the Shares Below NAV, pages 37-40

2.            You asked the Fund to revise the tables on pages 38 and 40 of the preliminary proxy to include examples reflecting a 25% offering at a 25% discount.

April 16, 2014

The Fund has revised the above referenced tables and corresponding disclosure in the proxy statement in response to the Staff’s comment.

Additional Changes

In addition, the Fund will make certain non-substantive changes such as filling in blanks, updating information and making stylistic changes to the proxy statement prior to filing the definitive proxy statement.

The Fund understands that:

(a)                               the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)                              Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)                               the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As always, thank you for your assistance and please do not hesitate to call me at (310) 284-4544 with any questions.  As we discussed, the Fund expects to file its definitive proxy statement by the end of this week.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:                              Joshua M. Bloomstein, General Counsel of Ares Capital Corporation